UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 02 )*

BlackRock New York Municipal 2018 Term Trust

(Name of Issuer)

Auction Rate Preferred

(Title of Class of Securities)

09248K

(CUSIP Number)

Bank of America Corporation  BANK OF AMERICA CORPORATE CENTER  CHARLOTTE,  North Carolina  28255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BANK OF AMERICA CORP /DE/ 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
220

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
220

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
220

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.80%

14	TYPE OF REPORTING PERSON
HC

The Reporting Person continues to hold 220 shares which represents 37.8% of the Issuer's series shares outstanding (the Schedule 13DA-1 filed on June 12, 2014 noted 33.49%, based on the issuer's shares outstanding prior to its redemption of shares on June 11, 2014).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bank of America, N.A. 94-1687665

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.17%

14	TYPE OF REPORTING PERSON
BK

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Blue Ridge Investments, L.L.C. 56-1970824

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
219

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
219

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
219

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.63%

14	TYPE OF REPORTING PERSON
OO

Item 1.	Security and Issuer

This Amendment on Schedule 13D (this “Amendment”) relates to shares of auction rate preferred securities (“ARPS”) of BlackRock New York Municipal 2018 Term Trust (the “Issuer”). This Amendment is being filed by the Reporting Persons (as defined below) to amend the Schedule 13DA-1 filed on June 12, 2014 as a result of the Issuer’s redemption of its shares. The Issuer’s principal executive offices are located at 100 Bellevue Parkway, Mutual Fund Department, Wilmington, DE 19809.

All series of ARPS issued by the Issuer that vote together as a single class are treated as one class.

Item 2.	Identity and Background

(a)
This Amendment is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
i. Bank of America Corporation (“BAC”)
ii. Bank of America, N.A. (“BANA”)
iii. Blue Ridge Investments, L.L.C. (“Blue Ridge”)

This Statement relates to the ARPS held for the account of BANA and Blue Ridge.

(b)	See Amendment to Schedule 13D filed on June 12, 2014

(c)	See Amendment to Schedule 13D filed on June 12, 2014

(d)	See Amendment to Schedule 13D filed on June 12, 2014

(e)	See Amendment to Schedule 13D filed on June 12, 2014

(f)	See Amendment to Schedule 13D filed on June 12, 2014

Item 3.	Source and Amount of Funds or Other Consideration

See Amendment to Schedule 13D filed on June 12, 2014

Item 4.	Purpose of Transaction

See Amendment to Schedule 13D filed on June 12, 2014

(a)	See Amendment to Schedule 13D filed on June 12, 2014

(b)	See Amendment to Schedule 13D filed on June 12, 2014

(c)	See Amendment to Schedule 13D filed on June 12, 2014

(d)	See Amendment to Schedule 13D filed on June 12, 2014

(e)	See Amendment to Schedule 13D filed on June 12, 2014

(f)	See Amendment to Schedule 13D filed on June 12, 2014

(g)	See Amendment to Schedule 13D filed on June 12, 2014

(h)	See Amendment to Schedule 13D filed on June 12, 2014

(i)	See Amendment to Schedule 13D filed on June 12, 2014

(j)	See Amendment to Schedule 13D filed on June 12, 2014

Item 5.	Interest in Securities of the Issuer

(a)	See Amendment to Schedule 13D filed on June 12, 2014

(b)	See Amendment to Schedule 13D filed on June 12, 2014

(c)	See Amendment to Schedule 13D filed on June 12, 2014

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)	See Amendment to Schedule 13D filed on June 12, 2014

(e)	See Amendment to Schedule 13D filed on June 12, 2014

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Amendment to Schedule 13D filed on June 12, 2014

Item 7.	Material to Be Filed as Exhibits

See Amendment to Schedule 13D filed on June 12, 2014

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bank of America Corporation

June 13, 2014	By:	/s/ Sun Kyung Bae
Attorney-iin-fact

Bank of America, N.A.

June 13, 2014	By:	/s/ Sun Kyung Bae
Director

Blue Ridge Investments, L.L.C.

June 13, 2014	By:	/s/ John Hiebendahl
Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)